Exhibit 99.3

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolution of the 22nd Meeting of the Fifth Session of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The directors were informed of the convening of the 22nd meeting of the fifth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) via facsimile and mail on 10 August 2007. The Meeting was held on 24 August 2007 at conference room No.8 at the Company’s main office building. Of the 12 directors entitled to attend the Meeting, nine of them attended the Meeting. Directors Mr. Shi Wei and Mr. Lei Dianwu and Independent Director Sun Chiping were absent due to business engagement. Mr. Shi Wei and Mr. Lei Dianwu appointed and authorized Mr. Rong Guangdao, Chairman, as their irrevocable voting proxies. Mr Sun Chiping appointed and authorized Independent Director Chen Xinyuan as his irrevocable voting proxy. The supervisory committee members and senior management of the Company attended the Meeting. The Meeting complied with the requirements of PRC Company Law and the articles of associations of the Company. Mr Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1	The 2007 interim report (full report and its summary) and the announcement of the interim report were considered and approved. The Chairman and the secretary to the board of directors (the “Board”) were authorized to submit the relevant information in respect of the interim report to the China Securities Regulatory Commission (“CSRC”), the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited, the U.S. Securities and Exchange Commission and the New York Stock Exchange (with 12 votes in favor, 0 vote against, 0 abstention);

During the first half of 2007, the crude oil processing cost of the Group decreased while investment gains increased as compared to the same period last year, leading to a significant growth in its 2007 interim results as compared to the same period last year. Accordingly, although the average crude oil processing cost of the Company for the second half of this year will increase significantly as compared to the first half, it is estimated that the overall results of the Group for the nine months ending 30 September 2007 will turn from a net loss to a net profit as compared to same period last year (under the PRC Accounting Rules and Regulations, the net profit of the Group for the nine months ended 30 September 2006 was RMB - 60,274,000).

Resolution 2	In consideration of international practice and the time and cost needed for an interim results audit due to the CSRC’s requirement of audited interim results for interim dividend distribution and in view of the actual circumstances of the Company, the Board’s resolution of not declaring an interim dividend was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 24 August 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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